UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )

STARBOARD RESOURCES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

855205100

(CUSIP Number)

February 24, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

CUSIP No. 855205100		13G

1.	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person SOSventures LLC

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power – 4,060,805 Shares of Common Stock

	6.	Shared Voting Power – 0

	7.	Sole Dispositive Power – 4,060,805 Shares of Common Stock

	8.	Shared Dispositive Power – 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 4,060,805 Shares of Common Stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 32.8%*

12.	Type of Reporting Person OO

*SOSventures LLC is filing as part of a group collectively holding 39.1% of the class.

CUSIP No. 855205100		13G

1.	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person Sean O’Sullivan Revocable Living Trust

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Not Applicable

Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power – 532,139 Shares of Common Stock

	6.	Shared Voting Power – 0

	7.	Sole Dispositive Power – 532,139 Shares of Common Stock

	8.	Shared Dispositive Power – 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 532,139 Shares of Common Stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 4.3%*

12.	Type of Reporting Person OO

* Sean O’Sullivan Revocable Living Trust is filing as part of a group collectively holding 39.1% of the class.

CUSIP No. 855205100		13G

1.	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person Bradford R. Higgins

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power – 235,825 Shares of Common Stock

	6.	Shared Voting Power – 0

	7.	Sole Dispositive Power – 235,825 Shares of Common Stock

	8.	Shared Dispositive Power – 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 235,825 Shares of Common Stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 1.9%*

12.	Type of Reporting Person IN

* Bradford R. Higgins is filing as part of a group collectively holding 39.1% of the class.

CUSIP No. 855205100	13G

Item 1	(a)	Name of Issuer: Starboard Resources, Inc.
Item 1	(b)	Address of Issuer’s Principal Executive Offices: 300 E. Sonterra Blvd., Suite 1220 San Antonio, TX 78258

Item 2	(a), (b) and (c) - Name of Person Filing, Address of Principal Business Office and Citizenship:

This Schedule 13G is being filed on behalf of SOSventures LLC, as part of a group together with Sean O’Sullivan Revocable Living Trust and Bradford R. Higgins (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.  However, neither the fact of this filing nor anything containing herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

The principal business office of the Reporting Persons is c/o DMOC, Attn: Jonathan P. Whitcomb, 1 Atlantic Street, Stamford, CT 06901

Bradford R. Higgins is United States Citizen

Item 2	(d) Title of Class of Securities: Common Stock
Item 2	(e) CUSIP Number: 855205100

Item 3	If this statement is filed pursuant to rule 13d-1(b) or 13d-2(b):
Note applicable

Item 4	Ownership
(a)

Amount beneficially owned:

SOSventures LLC - 4,060,805 Shares of Common Stock

Sean O’Sullivan Revocable Living Trust - 532,139 Shares of Common Stock

Bradford R. Higgins - 235,825 Shares of Common Stock

	(b)	Percent of class: SOSventures LLC — 32.8% Sean O’Sullivan Revocable Living Trust — 4.3% Bradford R. Higgins — 1.9%
	(c)	Number of shares as to which such person has:
(i)

Sole power to vote or direct the vote

SOSventures LLC - 4,060,805 Shares of Common Stock

Sean O’Sullivan Revocable Living Trust - 532,139 Shares of Common Stock

Bradford R. Higgins - 235,825 Shares of Common Stock

		(ii)	Shared power to vote or direct the vote 0
(iii)

Sole power to dispose or to direct the disposition of

SOSventures LLC - 4,060,805 Shares of Common Stock

Sean O’Sullivan Revocable Living Trust - 532,139 Shares of Common Stock

Bradford R. Higgins - 235,825 Shares of Common Stock

		(iv)	Shared power to dispose or to direct the disposition of 0

CUSIP No. 855205100	13G

Item 5                              Ownership of Five Percent or Less of a Class

Not applicable

Item 6                              Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7                              Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8                              Identification and Classification of Members of a Group

Not applicable

Item 9                              Notice of Dissolution of Group

Not applicable

CUSIP No. 855205100	13G

Item 10                       Certification

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on March 6, 2014.

SOSVENTURES LLC

By:	/s/ Sean O’Sullivan
Name: Sean O’Sullivan
Title: Managing Director

SEAN O’SULLIVAN REVOCABLE
LIVING TRUST

By:	/s/ Sean O’Sullivan
Name: Sean O’Sullivan
Title: Trustee

/s/ Bradford R. Higgins
Bradford R. Higgins

CUSIP No. 855205100	13G	Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $.001 par value per share, of Starboard Resources, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on March 6, 2014.

SOSVENTURES LLC

By:	/s/ Sean O’Sullivan
Name: Sean O’Sullivan
Title: Managing Director

SEAN O’SULLIVAN REVOCABLE
LIVING TRUST

By:	/s/ Sean O’Sullivan
Name: Sean O’Sullivan
Title: Trustee

/s/ Bradford R. Higgins
Bradford R. Higgins